KEYSTAR CORP.

9620 Las Vegas Blvd. S STE E4-98

Las Vegas, NV 89123

Phone: (702) 800-2511

March 30, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Taylor Beech

Division of Corporation Finance

100 F. Street NE Mailstop 3720

Washington, D.C. 20549-7010

Re:	KeyStar Corp.
Registration Statement on Form S-1, as amended
File No. 333-252983

Dear Taylor Beech:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KeyStar Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Daylight Time on Friday, April 2, 2021, or as soon thereafter as is practicable.

By:

/s/ Steven Lane

Steven Lane

Chief Executive Officer